UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                             GREENBRIAR CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393648-40-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                James R. Gilley, 14185 Dallas Parkway, Suite 650
                       Dallas, Texas 75254 (214) 407-8400
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

- --------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 393648-40-7                                         Page 2 of 13 Pages
          -----------                                             ---   ---

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James R. Gilley (SS# ###-##-####
         JRG   Investments   Co.,   Inc.  and  one   revocable   grantor   trust
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         PF

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         United States, Nevada
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                   106,142
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY         47,700
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                   106,142
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                   47,700

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,142 - JRG Investments
          47,700 - Grantor trust
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         36.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


        IN, CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This statement relates to common stock, $.01 par value per share (the "Shares"), of Greenbriar Corporation (the "Issuer"). The Issuer's principal executive offices are located at 14185 Dallas Parkway, Suite 650, Dallas, Texas 75254.

Item 2.           Identity and Background.

         This statement is filed with respect to the acquisition of options to acquire 20,000 shares of Common Stock, the lapse of options to acquire 10,000 shares of common stock, and the relinquishment of voting rights to 33,750 shares of common stock issuable upon conversion of Series D Preferred Stock when such Series D Preferred Stock was exchanged for a promissory note on July 1,2001, and the transfer of 26,800 shares from Sylvia M. Gilley to The April Trust in January 2002. As a result, this schedule reports the beneficial ownership of 153,842 shares of Common Stock, consisting of (ii) 60,000 shares issuable upon exercise of stock options by James R. Gilley, (iii) 46,142 shares held of record and beneficially by JRG Investment Co., Inc., (iv) 42,300 shares held of record and beneficially by The April Trust, and (v) 5,400 shares subject to a Stock Purchase Warrant held by The April Trust. All numbers have been adjusted for the one-for-25 reverse stock split on December 20, 2001 and a 25% stock dividend on January 25, 2002.

         In accordance with the instructions to this Item 2, the following information is hereby provided with respect to Mr. Gilley: There is no change in
Item 2(a) through (f).

Item 3.           Source and Amounts of Funds or Other Consideration.

         None.

Item 4.           Purpose of Transaction.

         1. Effective December 31, 2000 and 2001, non-qualified stock options were issued to Mr. Gilley to purchase 10,000 shares of Common Stock at an exercise price of $7.60 and $12.80, per share respectively, which was the average closing price of the Company's Common Stock on the ten trading days prior to the dates of grant of such option, conditioned upon listing of the shares on the American Stock Exchange. The options were granted to Mr. Gilley pursuant to the requirement of the Employment Agreement between him and the Company and may be exercised by him in whole or in part at any time prior to the expiration of ten years.

         2. On the same date, options to purchase 10,000 shares at a exercise price of $215.00 that were never exercised lapsed pursuant to their terms.

         3. In January 2002, Sylvia M. Gilley, spouse of James R. Gilley, transferred 26,800 shares to The April Trust for reasons related to family estate planning.

         4. The shares of Series D Preferred Stock were redeemed for a promissory note at the request of the Issuer to obtain tax deductions for interest payments instead of non-ductable dividends. Such note is in the pricipal amount of $3,375,000, bears interest at 10% payable quarterly, and is due July 1, 2003.

         Other than as set out herein, Mr. Gilley has no current plans or proposals which relate or would result in any of the matters listed in Items 4(a) through 4(j), inclusive, of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Gilley, JRG and The April Trust for which he is trustee and beneficially own or have the right to acquire, an aggregate of 153,842 Shares (approximately 36.2% of the all Shares outstanding plus the shares issuable upon exercise of warrants or convertible securities held by them). All such shares are owned of record by JRG, Mr. Gilley and the Trust. Mr. Gilley's spouse owned of record and beneficially or has the right to acquire an additional 26,800 shares of Common Stock, which she has also contributed to The April Trust in January 2002. Except for the 47,700 shares owned beneficially by the trust, the registrant and his spouse disclaim any beneficial ownership in the shares owned of record by the other.

         (b) Mr. Gilley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all 46,142 Shares which are owned of record by JRG, and shares the power to vote or direct the vote and to dispose as to direct the disposition of all 47,700 shares owned by The April Trust.

         (c)      None.

         (d) No person other than Mr. Gilley, JRG or The April Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.           Material to be Filed as Exhibits.

         Stock Option Agreement dated January 10, 2001

         Stock Option Agreement dated January 10, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 25, 2002           /s/ James R. Gilley
                                 -----------------------------------------------
                                 James R. Gilley, Individually, on behalf of JRG
                                 Investments and as trustee

         Attention:        Intentional   misstatements   or  omissions  of  fact
                           constitute Federal criminal violations (See 18 U.S.C.
                           1001).




                                                 S:\CLIENT-M\356069\3\13d.21.wpd

                             GREENBRIAR CORPORATION

                  RESTATED NON-QUALIFIED STOCK OPTION AGREEMENT


                                      Optionee: James R. Gilley
                                      Number of Shares: 8,000
                                      Option Exercise Price:  $9.50
                                      Effective Date of Grant: December 31, 2000



         i. Grant of Options. Greenbriar Corporation ("Company") hereby grants to the above-named optionee ("Optionee"), Non-Qualified Stock Options (collectively, "Options") to purchase at the Option Exercise Price (set forth above) per share and on the terms and conditions set forth in this agreement ("Agreement") that number of shares, as adjusted as herein provided (as so adjusted, "Option Shares"), of its common stock, $.01 par value per share ("Common Stock"), as is set forth above. The exercise price is the fair market value per share of the Common Stock as reflected by the closing price of the Common Stock on the American Stock Exchange on the ten trading days preceding December 31, 2000, pursuant to a grant by the Compensation Committee of the Company that was approved by the Board of Directors.

         ii. Term of Options and Limitations on Right to Exercise. The Options shall become exercisable in full on the date hereof and listing of the shares of Common Stock on the American Stock Exchange, and shall expire at 5:00 p.m., Dallas, Texas time, on December 31, 2010, unless sooner terminated pursuant hereto.

         3. Exercise of Options. Other terms, times and conditions of exercise of the Options are as follows:

                  a. Prior to the Expiration Date, the Options shall be fully exercisable in whole or in part for a number of shares up to the aggregate number of all of the Option Shares.

                  b. Upon the death or Disability of the Optionee, the Optionee or the personal representative of the Optionee, as applicable, may exercise the Options to the extent not previously exercised (and, in the case of death, to the extent the Options could have been exercised by the Optionee on the date of death) subject to the terms set forth in this Agreement, until their termination as provided by
         Section 2 hereof.

                  c. The Options shall be exercised by written notice directed to the Secretary of the Company. Such written notice shall be accompanied by full payment in cash for the number of Option Shares specified in such written notice.

                  d. If the Optionee is subject to restrictions regarding the Optionee's right to sell shares of Common Stock under applicable securities laws and as a consequence exercise of the Options would not be taxable under the provisions of Section 83(c) of the Code, the Optionee, upon exercise of the Options, shall be authorized to make an election to be taxed upon exercise of the Options under Section 83(b) of the Code. To effect such election, the Optionee may file an appropriate election with the Internal Revenue Service within thirty
         (30) days after exercise of the Options and otherwise in accordance with applicable Treasury Regulations.

                  e. The Optionee recognizes that the Committee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of any taxes that the Company or any subsidiary of the Company is required by any law or regulation or any governmental authority, whether federal, state or local, domestic or foreign, to make in connection with the Optionee's exercise of the Options.

                  f. Subject to the terms of this Agreement, the Options may be exercised at any time and without regard to any other option to purchase stock of the Company held by the Optionee.

                  g. In the event the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of any other corporation by reason of any merger, sale of stock, consolidation, liquidation, recapitalization, reclassification, stock split up, combination of shares, stock dividend, or transaction having similar effect, the total number of shares subject to this Option shall be proportionately and appropriately adjusted. Following a transaction described above, if the Company continues in existence, the number and kind of shares that are subject to any Option and the option price per share shall be proportionately and appropriately adjusted without any change in the aggregate price to be paid therefor upon exercise of the Option. If the Company will not remain in existence or substantially all of its voting Common Stock and Common Stock will be purchased by a single purchaser or group of purchasers acting together, then the Company may (i) declare that all Options shall terminate 30 days after the Committee gives written notice to all Optionee's of their immediate right to exercise all Options then outstanding (without regard to limitations on exercise otherwise contained in the Options), or (ii) notify the Optionee that the Options shall apply with appropriate adjustments as determined by the Company to the securities of the successor corporation to the Optionee would have been entitled, or
         (iii) take action that is some combination of aspects of (i) and (ii). The determination by the Company as to the terms of any of the foregoing adjustments shall be conclusive and binding. Any fractional shares resulting from any of the foregoing adjustments under this section shall be disregarded and eliminated.

         4. Nontransferability. The Options are not transferable except by will or by the laws of descent and distribution and are subject to the provisions of Section 7 hereof. The Options may be exercised during the lifetime of the Optionee only by the Optionee.

         5. Limitation of Rights. The Optionee shall have no rights as a stockholder with respect to the Option Shares until the Optionee shall become the holder of record of such Option Shares. Neither the Plan, the granting of the Options nor this Agreement shall impose any obligation on the Company or any subsidiary of the Company to continue the employment of the Optionee.

         6. Optionee's Best Efforts Covenant. The Optionee hereby agrees to use the Optionee's best efforts to provide services to the Company in a workmanlike manner and to promote the Company's interests.

         7. Restrictions on Transfer and Pledge. Except as otherwise provided herein, the Options and all rights and privileges granted hereunder shall not be transferred, assigned, pledged or hypothecated in any way, whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process.

         8. Restrictions on Issuance of Option Shares. If at any time the Board of Directors or the Committee determines, in its discretion, that listing, registration or qualification of the Option Shares covered by the Options upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Options, the Options may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board of Directors or the Committee. The Board or Committee, as the case may be, shall make such a determination, and notify the Optionee of its determination, within two (2) days after receiving the Optionee's written notice of exercise of his Options. In the event of any such determination by the Board or the Committee, the Company shall use its best efforts to effect or obtain such listing, registration, qualification, consent or approval.

         9. Successors. This Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Agreement and the Plan.

         10. Stock Reserve. The Company shall at all times during the term of this Agreement reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of this Agreement. The Company shall pay all original issue taxes (if any) on the exercise of the Options, and all other fees and expenses necessarily incurred by the Company in connection therewith.

         11. Listing Approval. This Agreement shall be subject to the listing of the shares underlying the options on the American Stock Exchange.

         12. Investment Intent. The Optionee hereby represents and warrants as follows:

                  a. The Shares will be acquired for the Optionee's own account without the participation of any other person, with the intent of holding the Shares for investment and without the intent of participating, directly or indirectly, in a distribution of the Shares and not with a view to, or for resale in connection with, any distribution of the Shares or any portion thereof.


                  b. The Optionee, through the Optionee's position with the Company, has access to all material information with regard to the Company.

                  c. The Optionee will not acquire the Shares based upon any representation, oral or written, by any person with respect to the future value of or income from the Shares but rather upon an independent examination and judgment as to the prospects of the Company.

                  d. The Shares were not offered to the Optionee by means of publicly disseminated advertisements or sales literature, nor is the Optionee aware of any offers made to other persons by such means.

                  e. The Optionee acknowledges that the Optionee must continue to bear the economic risk of the investment in the Shares for an indefinite period and recognizes that the Shares will be: (i) transferred without registration under any state or federal law relating to the registration of securities for sale; and (ii) issued and transferred in reliance on the exemption from registration provided by Section 4(2) of the United States Securities Act of 1933, as amended (the "1933 Act").

         IN WITNESS WHEREOF, Greenbriar Corporation acting by and through its duly authorized officers, has caused this Agreement to be executed, and the Optionee has executed this Agreement, effective this 5th day of January, 2001.

                                            GREENBRIAR CORPORATION



                                            By:/s/ Gene S.  Bertcher
                                               ---------------------
                                               Name: Gene S. Bertcher
                                               Title:   Executive Vice President



                                               /s/ James R.  Gilley
                                               --------------------
                                               OPTIONEE - James R. Gilley

                             GREENBRIAR CORPORATION

                  RESTATED NON-QUALIFIED STOCK OPTION AGREEMENT


                                      Optionee: James R. Gilley
                                      Number of Shares: 10,000
                                      Option Exercise Price:  $12.80
                                      Effective Date of Grant: December 31, 2001


         1. Grant of Options. Greenbriar Corporation ("Company") hereby grants to the above-named optionee ("Optionee"), Non-Qualified Stock Options (collectively, "Options") to purchase at the Option Exercise Price (set forth above) per share and on the terms and conditions set forth in this agreement ("Agreement") that number of shares, as adjusted as herein provided (as so adjusted, "Option Shares"), of its common stock, $.01 par value per share ("Common Stock"), as is set forth above. The exercise price is the fair market value per share of the Common Stock as reflected by the closing price of the Common Stock on the American Stock Exchange on the ten trading days preceding December 31, 2001, pursuant to a grant by the Compensation Committee of the Company that was approved by the Board of Directors.

         2. Term of Options and Limitations on Right to Exercise. The Options shall become exercisable in full on the date hereof and listing of the shares of Common Stock on the American Stock Exchange, and shall expire at 5:00 p.m., Dallas, Texas time, on December 31, 2010, unless sooner terminated pursuant hereto.

         3. Exercise of Options. Other terms, times and conditions of exercise of the Options are as follows:

                  a. Prior to the Expiration Date, the Options shall be fully exercisable in whole or in part for a number of shares up to the aggregate number of all of the Option Shares.

                  b. Upon the death or Disability of the Optionee, the Optionee or the personal representative of the Optionee, as applicable, may exercise the Options to the extent not previously exercised (and, in the case of death, to the extent the Options could have been exercised by the Optionee on the date of death) subject to the terms set forth in this Agreement, until their termination as provided by
         Section 2 hereof.

                  c. The Options shall be exercised by written notice directed to the Secretary of the Company. Such written notice shall be accompanied by full payment in cash for the number of Option Shares specified in such written notice.

                  d. If the Optionee is subject to restrictions regarding the Optionee's right to sell shares of Common Stock under applicable securities laws and as a consequence exercise of the Options would not be taxable under the provisions of Section 83(c) of the Code, the Optionee, upon exercise of the Options, shall be authorized to make an election to be taxed upon exercise of the Options under Section 83(b) of the Code. To effect such election, the Optionee may file an appropriate election with the Internal Revenue Service within thirty
         (30) days after exercise of the Options and otherwise in accordance with applicable Treasury Regulations.

                  e. The Optionee recognizes that the Committee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of any taxes that the Company or any subsidiary of the Company is required by any law or regulation or any governmental authority, whether federal, state or local, domestic or foreign, to make in connection with the Optionee's exercise of the Options.

                  f. Subject to the terms of this Agreement, the Options may be exercised at any time and without regard to any other option to purchase stock of the Company held by the Optionee.

                  g. In the event the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of any other corporation by reason of any merger, sale of stock, consolidation, liquidation, recapitalization, reclassification, stock split up, combination of shares, stock dividend, or transaction having similar effect, the total number of shares subject to this Option shall be proportionately and appropriately adjusted. Following a transaction described above, if the Company continues in existence, the number and kind of shares that are subject to any Option and the option price per share shall be proportionately and appropriately adjusted without any change in the aggregate price to be paid therefor upon exercise of the Option. If the Company will not remain in existence or substantially all of its voting Common Stock and Common Stock will be purchased by a single purchaser or group of purchasers acting together, then the Company may (i) declare that all Options shall terminate 30 days after the Committee gives written notice to all Optionee's of their immediate right to exercise all Options then outstanding (without regard to limitations on exercise otherwise contained in the Options), or (ii) notify the Optionee that the Options shall apply with appropriate adjustments as determined by the Company to the securities of the successor corporation to the Optionee would have been entitled, or
         (iii) take action that is some combination of aspects of (i) and (ii). The determination by the Company as to the terms of any of the foregoing adjustments shall be conclusive and binding. Any fractional shares resulting from any of the foregoing adjustments under this section shall be disregarded and eliminated.

         4. Nontransferability. The Options are not transferable except by will or by the laws of descent and distribution and are subject to the provisions of Section 7 hereof. The Options may be exercised during the lifetime of the Optionee only by the Optionee.

         5. Limitation of Rights. The Optionee shall have no rights as a stockholder with respect to the Option Shares until the Optionee shall become the holder of record of such Option Shares. Neither the Plan, the granting of the Options nor this Agreement shall impose any obligation on the Company or any subsidiary of the Company to continue the employment of the Optionee.

         6. Optionee's Best Efforts Covenant. The Optionee hereby agrees to use the Optionee's best efforts to provide services to the Company in a workmanlike manner and to promote the Company's interests.

         7. Restrictions on Transfer and Pledge. Except as otherwise provided herein, the Options and all rights and privileges granted hereunder shall not be transferred, assigned, pledged or hypothecated in any way, whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process.

         8. Restrictions on Issuance of Option Shares. If at any time the Board of Directors or the Committee determines, in its discretion, that listing, registration or qualification of the Option Shares covered by the Options upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Options, the Options may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board of Directors or the Committee. The Board or Committee, as the case may be, shall make such a determination, and notify the Optionee of its determination, within two (2) days after receiving the Optionee's written notice of exercise of his Options. In the event of any such determination by the Board or the Committee, the Company shall use its best efforts to effect or obtain such listing, registration, qualification, consent or approval.

         9. Successors. This Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Agreement and the Plan.

         10. Stock Reserve. The Company shall at all times during the term of this Agreement reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of this Agreement. The Company shall pay all original issue taxes (if any) on the exercise of the Options, and all other fees and expenses necessarily incurred by the Company in connection therewith.

         11. Listing Approval. This Agreement shall be subject to the listing of the shares underlying the options on the American Stock Exchange.

         12. Investment Intent. The Optionee hereby represents and warrants as follows:

                  a. The Shares will be acquired for the Optionee's own account without the participation of any other person, with the intent of holding the Shares for investment and without the intent of participating, directly or indirectly, in a distribution of the Shares and not with a view to, or for resale in connection with, any distribution of the Shares or any portion thereof.

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


                  b. The Optionee, through the Optionee's position with the Company, has access to all material information with regard to the Company.

                  c. The Optionee will not acquire the Shares based upon any representation, oral or written, by any person with respect to the future value of or income from the Shares but rather upon an independent examination and judgment as to the prospects of the Company.

                  d. The Shares were not offered to the Optionee by means of publicly disseminated advertisements or sales literature, nor is the Optionee aware of any offers made to other persons by such means.


                  e. The Optionee acknowledges that the Optionee must continue to bear the economic risk of the investment in the Shares for an indefinite period and recognizes that the Shares will be: (i) transferred without registration under any state or federal law relating to the registration of securities for sale; and (ii) issued and transferred in reliance on the exemption from registration provided by Section 4(2) of the United States Securities Act of 1933, as amended (the "1933 Act").

         IN WITNESS WHEREOF, Greenbriar Corporation acting by and through its duly authorized officers, has caused this Agreement to be executed, and the Optionee has executed this Agreement, effective this 10th day of January, 2002

                                            GREENBRIAR CORPORATION


                                            By:/s/ Gene S.  Bertcher
                                               ---------------------
                                               Name: Gene S. Bertcher
                                               Title:   Executive Vice President

                                               /s/ James R.  Gilley
                                               --------------------
                                               OPTIONEE - James R. Gilley




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